UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

TALMER BANCORP, INC.

(Name of Subject Company (Issuer))

TALMER BANCORP, INC.

(Name of Filing Persons (Offeror))

Options to Purchase Class A Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

87482X 101

(CUSIP Number of Class of Securities)

(Underlying Shares of Class A common stock)

David B. Ramaker

Chief Executive Officer and President
235 E. Main Street
Midland, Michigan, 48640
Telephone: (989) 839-5350

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Jeffrey A. Ott

Charlie Goode
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503

Telephone: (616) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
$22,686,127.48	$2,284.49

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,284.49
Form or Registration No.:	Schedule TO
Filing Party:	Talmer Bancorp, Inc.
Date Filed:	July 19, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ii

FINAL AMENDMENT TO

SCHEDULE TO

Talmer Bancorp, Inc., a Michigan corporation (“Talmer”), is filing this Final Amendment to Schedule TO (this “Amendment”) to amend and supplement the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) that Talmer filed with the SEC on July 19, 2016. This Amendment also amends and supplements the Offer to Purchase (the “Original Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Original Schedule TO. The Original Schedule TO, as amended by this Amendment, is referred to in this Amendment as the “Schedule TO,” and the Original Offer to Purchase, as amended by this Amendment, is referred to in this Amendment as the “Offer to Purchase.”

The offer to purchase certain of Talmer’s outstanding options as described in the Offer to Purchase was made in connection with the merger (the “merger”) of Talmer with and into Chemical Financial Corporation, a Michigan corporation (“Chemical”), pursuant to that certain Agreement and Plan of Merger, dated as of January 25, 2016, by and between Talmer and Chemical (the “merger agreement”), filed as Exhibit (d)(1) to the Schedule TO. Only those items that are being amended and supplemented are reported in this Amendment. This Amendment is being filed to report the results of the offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Pursuant to this Amendment, Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The offer expired at 5:00 p.m., Eastern Time, on August 29, 2016. Upon expiration of the offer, options to purchase 1,486,981 shares of Talmer’s Class A common stock were validly tendered and not withdrawn. Talmer has accepted for payment all validly tendered options. On August 31, 2016, the merger of Talmer with Chemical was consummated, and all conditions to the offer have been satisfied. Accordingly, Chemical, as the surviving corporation and successor of Talmer, will promptly pay each optionholder the cash consideration for each validly tendered option specified in the Offer to Purchase. The aggregate purchase price for such options pursuant to the Offer to Purchase was $25.6 million, before taxes and applicable withholding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMICAL FINANCIAL CORPORATION Successor by Merger to Talmer Bancorp, Inc.

	By:	/s/ David B. Ramaker
Name: David B. Ramaker
Title: Chief Executive Officer and President

Date: September 1, 2016